Filed pursuant to Rule 424(b)(3)

Registration No. 333-109873

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT	Subject to Completion	January 20, 2004

(To Prospectus dated November 5, 2003)

8,000,000 Shares

Common Stock

We are offering all of the 8,000,000 shares of common stock offered by this prospectus supplement.

Our common stock is traded on the Nasdaq National Market under the symbol “DNDN.” On January 16, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $11.29 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock under the heading “Risk factors” beginning on page S-10 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 1,200,000 shares of common stock from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus supplement.

The underwriters are offering the shares of our common stock as described in “Underwriting.” Delivery of the shares of common stock will be made on or about             , 2004.

Sole Book-Running Manager

UBS Investment Bank

Needham & Company, Inc.

    Piper Jaffray

Lazard

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide information different from that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Neither the delivery of this prospectus supplement nor the sale of shares of common stock means that information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct after their respective dates. These documents are not an offer to sell or a solicitation of an offer to buy these shares of common stock in any circumstance under which the offer or solicitation is unlawful.

Prospectus supplement summary

This summary does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including “Risk factors,” the financial statements and the other information included in and incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Unless the context requires otherwise, the words “Dendreon,” “we,” “company,” “us,” and “our” refer to Dendreon Corporation and its subsidiary.

BUSINESS OVERVIEW

We are a biotechnology company focused on the discovery, development and commercialization of targeted therapies for cancer. We are developing product candidates to treat a wide range of cancers using therapeutic vaccines, monoclonal antibodies, small molecules and pro-drugs. Our most advanced product candidate is Provenge, a therapeutic vaccine for the treatment of prostate cancer. The results from our first Phase 3 placebo-controlled trial of Provenge, D9901, indicated significant clinical benefit in delaying time to disease progression and delaying the onset of disease-related pain in men with androgen independent prostate cancer whose cancer has a Gleason score of 7 and less. On January 12, 2004, we announced survival data from D9901 that indicated that patients with Gleason scores of 7 and less receiving Provenge also had a significant survival advantage. These patients had, on average, an 89% overall increase in patient survival time as compared to placebo, reflected by a prolongation in the median survival time of 8.4 months. We are currently conducting a pivotal Phase 3 trial of Provenge, D9902B, that seeks to confirm the results of D9901. The design of our pivotal D9902B trial was agreed to by the Food and Drug Administration, or FDA, under its Special Protocol Assessment program, and Provenge has also been granted Fast Track designation by the FDA. We own worldwide commercialization rights for Provenge. In addition, we are completing Phase 1 clinical trials of APC8024, our second product candidate. APC8024 is a therapeutic vaccine being developed for the treatment of HER-2/neu over-expressing breast, ovarian and colon cancers. We are also pursuing preclinical programs targeting the Trp-p8 pathway, monoclonal antibodies targeting HLA-DR and serine proteases and pro-drug product candidates for the treatment of cancer.

PROVENGE

Provenge is a therapeutic vaccine being developed for the treatment of prostate cancer. Prostate cancer is the most common solid tumor malignancy in men in the United States, with over one million men currently diagnosed with the disease. The American Cancer Society estimates that approximately 220,000 new cases of prostate cancer are diagnosed annually in the US, with approximately 28,900 deaths due to the disease in 2003.

We are currently conducting a pivotal, randomized, double-blind, placebo-controlled Phase 3 trial of Provenge (D9902B) designed to enroll 275 men in more than 60 centers in the United States. This trial seeks to confirm results of a previously completed, randomized, double-blind, placebo-controlled Phase 3 trial of Provenge (D9901), which indicated that Provenge may delay both the progression of disease and the onset of disease-related pain in men with androgen independent prostate cancer, or AIPC, whose cancer has a Gleason score of 7 and less. On January 12, 2004, we announced survival data from D9901 that indicated that patients with Gleason scores of 7 and less receiving Provenge also had a significant survival advantage, having on average an 89% overall increase in their survival time as compared to placebo. This benefit is reflected by a prolongation in the median survival time in patients receiving Provenge by 8.4 months.

Androgen independent prostate cancer is an advanced stage of prostate cancer in which the tumor growth is no longer regulated by androgens, or male hormones. Currently, there are no FDA-approved therapeutic treatment options for men with AIPC. The Gleason score is the most commonly used prostate cancer scoring system and is considered one of the most important prognostic indicators for prostate cancer. The Gleason score is a measure of the aggressiveness of a patient’s tumor and ranges in score from 2 to 10. It is widely accepted within the medical community that Gleason scores of 7 and less suggest a better prognosis than Gleason scores of 8 and higher. Approximately 75% of androgen independent, and approximately 95% of androgen dependent, prostate cancer patients have a Gleason score of 7 and less.

Provenge is a therapeutic vaccine that is designed to stimulate the immune system to recognize and kill prostate cancer cells. It is composed of a recombinant version of prostatic acid phosphatase, or PAP, and antigen presenting cells, or APCs, from a patient’s blood. PAP is a well-validated antigen that is found in approximately 95% of all prostate cancers. APCs are key immune system cells involved in the identification and presentation of antigens and in the recruitment of T-cells to kill antigen-bearing cells. Tumors may suppress immune response and limit APC function. Removing APCs from the environment of the tumor increases their ability to process antigen and become activated. Activated APCs present the antigen to T-cells, which will then destroy other cells expressing that antigen.

In making Provenge, we first isolate APCs from an individual patient through a standard blood collection process known as leukapheresis. We then co-culture APCs with PAP using our proprietary technology. The activated APCs are then infused into the patient where they stimulate T-cells to destroy cells expressing the PAP antigen. In contrast to therapeutic vaccines derived from tumor cell lines or whole cell tissue, Provenge is derived from a recombinant protein whose identity and functionality is well-known.

By performing this process using our proprietary technology, we are able to create a highly concentrated and potent product that contains on average over 900 million activated APCs. We believe our proprietary technology is applicable to many antigens of interest and therefore may be developed to target a variety of solid tumor and blood-borne malignancies.

Provenge clinical trial results

The results from our first Phase 3 placebo-controlled trial of Provenge, D9901, were first announced in August 2002. Comparison of the Provenge treated group to the placebo treated group in the overall population showed a 43% benefit in delaying time to disease progression, the primary endpoint of the trial, in patients receiving Provenge. Although the results of the D9901 trial did not achieve statistical significance, p-value ≤ 0.05, these results closely approached statistical significance at p-value = 0.061. For men with a Gleason score of 7 and less, however, the results demonstrated a statistically significant benefit in delaying time to disease progression, p-value = 0.001. For these patients, the probability of remaining progression-free while on the study was over two times higher than for patients treated with placebo. In addition, six months after randomization, these patients had a greater than eight-fold advantage in progression-free survival compared to patients who received placebo (35.9% of Provenge patients versus 4% of placebo patients).

In December 2002, we announced additional results from D9901 indicating that, in addition to delaying the time to progression of disease, Provenge treatment also delayed the onset of disease-related pain in men with a Gleason score of 7 and less. Delay in the onset of disease-related pain was the secondary endpoint of D9901, which enrolled patients who did not have cancer-related pain at the time of entry into the study. In patients with a Gleason score of 7 and less, those receiving treatment with Provenge remained pain free significantly longer than those receiving placebo (p-value = 0.016). In addition, for these patients, the probability of remaining free of cancer-related pain while on the study was over two-and-one-half times higher than for patients who received placebo. Provenge treatment was generally well tolerated, with most side effects resolving within 24 to 48 hours.

On January 12, 2004, we announced survival data from D9901. Based on data accumulated as of December 2003, patients with Gleason scores of 7 and less receiving Provenge had a significant survival advantage, having on average an 89% overall increase in their survival time as compared to placebo (log rank p = 0.047, hazard ratio = 1.89). This benefit is reflected by a prolongation in the median survival time in these patients receiving Provenge by 8.4 months (30.7 months versus 22.3 months). At 30 months from randomization, the survival rate for Provenge treated patients is 3.7 times higher than for patients receiving placebo (53% versus 14%, p-value = 0.001).

In June 2003 at the American Society of Clinical Oncology meeting, D9901 trial data was presented confirming that the Provenge mechanism of action, a T-cell based immune response, correlates with the clinical benefit seen in men with Gleason scores of 7 and less (p-value = 0.0065).

Pivotal clinical trial—D9902B

In June 2003, we received a Special Protocol Assessment, or SPA, from the FDA for D9902B, our second Phase 3 clinical trial for Provenge. The SPA is a binding written agreement with the FDA that the design and planned analysis of D9902B will form a basis for a Biologics License Application, if the trial is successful in meeting its pre-determined objectives.

We have also received Fast Track designation for Provenge from the FDA. Fast Track designation allows for a rolling submission of a potential Biologics License Application with the FDA and ordinarily provides for a priority review. Priority review is defined by the FDA as a six-month review cycle. If D9902B is completed as currently planned, the results meet the trial endpoints, and we are successful in completing other necessary tasks, we would expect to file a Biologics License Application for Provenge in 2005.

Other Provenge clinical trials

We are also currently conducting a Phase 3 clinical trial called PROTECT (PROvenge Trial of Early Prostate Cancer Treatment), or P-11, to evaluate the safety and potential effectiveness of Provenge in treating men with early stage, androgen dependent prostate cancer. Men whose prostate cancer is responsive to hormone treatment are considered androgen dependent. The incidence of androgen dependent prostate cancer in the US and Europe is approximately 600,000 men, which is approximately four times greater than the incidence of androgen independent prostate cancer. This trial was initiated in 2000 and is targeted to enroll 159 patients at multiple sites throughout the United States.

In addition, we supply the National Cancer Institute with Provenge for use in a Phase 2 clinical trial (P-16) testing Provenge together with Genentech, Inc.’s Bevacizumab (Avastin) to treat patients with androgen dependent prostate cancer. Early results of this trial indicate that Provenge plus Avastin is able to generate a robust immune response and provide a significant improvement in the median PSA doubling time (from 8.2 months pre-treatment to 21.4 months post-treatment). PSA doubling time is a well-accepted prognostic tool in the medical community for men with androgen dependent prostate cancer. If either the P-11 or P-16 trial results are successful, we believe the results of these trials could facilitate market expansion of Provenge into androgen dependent prostate cancer.

We own worldwide commercialization rights for Provenge. We are currently engaged in discussions with pharmaceutical and biotechnology companies regarding potential collaboration arrangements for the commercialization of Provenge.

APC8024

Our second product candidate, APC8024, is a therapeutic vaccine for the treatment of breast, ovarian and colon cancers directed against the antigen, HER-2/neu. The vaccine is manufactured in a similar fashion to Provenge, and uses a recombinant version of the HER-2/neu antigen. Increased levels of HER-2/neu are found in approximately 25% of metastatic breast, ovarian and colon cancers.

We are currently conducting Phase 1 trials to evaluate APC8024 for the treatment of patients with tumors that over-express HER-2/neu. The trials examine different doses, schedules and formulations of APC8024 for safety and ability to stimulate immunity. In June 2003, we announced long-term results from a Phase 1 study of APC8024 indicating that APC8024 is showing ongoing clinical benefit in patients with advanced, metastatic HER-2/neu positive breast cancer. The data were derived from 16 patients with advanced, metastatic, HER-2/neu positive breast cancer whose disease had progressed after receiving both chemotherapy and the anti-HER-2/neu antibody, Herceptin. Following treatment with APC8024, four patients (25%) demonstrated a meaningful clinical benefit defined as a partial response or prolonged stable disease. This included one patient who experienced a partial response as measured by a 50 percent reduction in tumor size that lasted 25 weeks, and three patients who have experienced ongoing stable disease lasting for 52, 67 and 72 weeks, respectively. Typically, the median time to progression in this patient population is 12 to 24 weeks.

We are currently designing Phase 2 studies for APC8024, and we anticipate commencing these studies in 2004. We own worldwide commercialization rights for APC8024.

OTHER PRODUCT DEVELOPMENT PROGRAMS

Trp-p8

The Trp-p8 gene, and the protein encoded by this gene, is present on 100% of prostate cancers and approximately 71% of breast cancers, 93% of colon cancers and 80% of lung cancers. Trp-p8 is the first gene generated from our internal antigen discovery program. In August 2002, we entered into an agreement with Genentech, Inc. to collaborate in the preclinical research, clinical development and commercialization of monoclonal antibody and potentially other products derived from our Trp-p8 gene platform. We are jointly responsible with Genentech for conducting preclinical and clinical work. The agreement provides for Genentech to fund a majority of the research and clinical development expenses for product candidates that reach Phase 3 clinical trials. Genentech will also be responsible for all manufacturing of resulting products. Our agreement with Genentech provides for profit sharing and co-promotion in the United States. Genentech will be responsible for the commercialization of Trp-p8 products in the rest of the world except Asia, where we retain all development and commercialization rights.

Protease activated therapy (PACT)

Our PACT program, obtained through our acquisition of Corvas International, Inc., or Corvas, focuses on exploiting the activity of proteases that are present on the surface of tumor cells. Proteases are enzymes that act as molecular scissors that cleave other proteins. PACT involves the design of synthetic molecules composed of a sequence of amino acids that are selectively recognized by a targeted, cancer-associated serine protease. The peptide moiety is chemically attached to a known cancer chemotherapeutic or cytotoxic drug, yielding a pro-drug. This highly targeted approach may reduce damage to normal, healthy tissue through the activation of the pro-drug only at the location of the tumor by the tumor-specific serine protease.

Monoclonal antibodies

We have a monoclonal antibody program that targets HLA-DR and the use of antibodies directed to this target to kill cancer cells that express this molecule. HLA-DR is widely expressed in a number of B-cell malignancies, including Hodgkins and non-Hodgkins lymphoma, multiple myeloma and chronic lymphocytic lymphoma. Our product candidate, DN1924, has been humanized and has been shown to be effective in the treatment of B-cell malignancies in preclinical models.

We are collaborating with Dyax Corp., or Dyax, to discover, develop and commercialize antibodies against endotheliase 1 and endotheliase 2, enzymes that are believed to be over-expressed in certain cancers. Under the terms of this agreement, obtained through the acquisition of Corvas, both companies will jointly develop any inhibitory agents that may be identified and will share commercialization rights and profits, if any, from any marketed products.

Our collaboration agreement with Abgenix, Inc., or Abgenix, which we obtained through our acquisition of Corvas, focuses on the discovery, development and commercialization of fully-human monoclonal antibodies against the membrane-bound serine protease, matriptase. Under the terms of the collaboration, Abgenix agreed to use its human antibody technologies to generate and select antibodies against matriptase. We and Abgenix have the right to co-develop and commercialize any antibody products discovered during the collaboration. Our agreement with Abgenix provides for both companies to share equally in the product development costs and any profits from sales of products successfully commercialized from any co-development efforts.

rNAPc2

Our cardiovascular product candidate, rNAPc2, which we obtained through our acquisition of Corvas, is recombinant nematode anticoagulant protein c2, or rNAPc2, and is being evaluated in patients with unstable angina. This Phase 2 trial is referred to as the Anticoagulation with rNAPc2 To Help Eliminate Mace, or ANTHEM, trial. We do not intend to pursue further development of rNAPc2, and we are currently engaged in discussions with a potential collaborator who would further develop this product candidate.

Other vaccine targets

We are also seeking to develop therapeutic vaccines that target a number of cancer-causing genes and proteins, including telomerase, CEA, or carcinoembryonic antigen, and the MN antigen.

OUR PRODUCT PIPELINE

Product candidate	Indication	Technology	Development status	Commercial rights

Provenge	Androgen independent prostate cancer (D9902B)	Therapeutic vaccine	Phase 3	Dendreon
	Androgen dependent prostate cancer (P-11)	Therapeutic vaccine	Phase 3	Dendreon
	Androgen dependent prostate cancer (P-16)	Therapeutic vaccine/ combination therapy with Bevacizumab	Phase 2	Dendreon

APC8024	HER-2/neu positive breast, ovarian and colon cancer	Therapeutic vaccine	Phase 1	Dendreon

Trp-p8	Breast, prostate, lung and colon cancers	Monoclonal antibodies, small molecules, therapeutic vaccine	Preclinical	Shared with Genentech

Anti HLA-DR	B-cell cancers	Monoclonal antibody	Preclinical	Dendreon

Anti-Endotheliase	Various cancers	Monoclonal antibodies	Preclinical	Shared with Dyax

Anti-Matriptase	Various cancers	Monoclonal antibodies	Preclinical	Shared with Abgenix

PACT	Prostate and breast cancers	Pro-drug	Preclinical	Dendreon

OUR STRATEGY

Our goal is to become a leading biotechnology company focused on discovering, developing and commercializing a variety of drugs and therapeutic vaccines to treat cancer. Key elements of our strategy are to:

➢	Develop and commercialize Provenge. We are seeking to develop and commercialize Provenge for the treatment of prostate cancer. Provenge is in late-stage clinical trials, and we are currently engaged in discussions with pharmaceutical and biotechnology companies regarding potential collaboration arrangements for the commercialization of Provenge.

➢	Continue to build a portfolio of medically important oncology product candidates. We are developing a pipeline of oncology product candidates in various stages of clinical and preclinical development in a variety of therapeutic areas using multiple technologies. We believe this strategy increases the likelihood of successful product commercialization. We currently have therapeutic vaccines in clinical trials, including Provenge in late stage clinical trials, and monoclonal antibodies, pro-drugs, small molecules and other product opportunities in preclinical research and development.

➢	Leverage our core competencies. We believe that we have significant expertise in the development of novel immunotherapeutics, which we have used to establish a strong platform for the development of product candidates to treat a variety of cancers. We intend to leverage our core competencies to develop high-value products in oncology markets with large unmet medical needs. When strategically advantageous, we may seek licensing or collaborative arrangements for our product candidates.

➢	Seek to license or acquire complementary products and technologies. We intend to supplement our internal drug discovery efforts through the acquisition of products and technologies that complement our general product development strategy. We continue to identify, evaluate and pursue the acquisition or licensing of strategically valuable organizations or product opportunities.

RECENT DEVELOPMENTS

Corvas acquisition

On July 30, 2003, we announced the completion of our acquisition of Corvas with a value of approximately $69.6 million through the issuance of approximately 12.4 million shares of our common stock. This acquisition expanded our product pipeline and strengthened our balance sheet. On December 17, 2003, we announced the closure of the San Diego operations acquired through the acquisition of Corvas. The closure is intended to allow us to focus our resources on optimizing the value of key assets and to obtain future operating efficiencies. To efficiently manage the ongoing programs located in San Diego, we are re-locating essential activities to our headquarters in Seattle.

Provenge Fast Track designation

On September 4, 2003, we announced that we received Fast Track designation from the FDA  for Provenge.

Kirin

On November 14, 2003, we announced that we had licensed to Kirin Brewery Co., Ltd., or Kirin, of Tokyo, Japan, patent rights relating to the use of certain HLA-DR antibodies in exchange for $20 million and Kirin’s release of its rights to Provenge in countries in Asia and the Pacific Rim. HLA-DR antibodies have potential applications in the treatment of cancer and autoimmune diseases such as multiple sclerosis and rheumatoid arthritis. We believe the return of Provenge rights to us will facilitate our ongoing discussions with potential collaborators for Provenge. In addition, this agreement will allow Kirin to continue to develop its monoclonal antibodies, without potentially infringing our patent rights in HLA-DR. Kirin agreed to pay us $20 million in four installments, of which $2 million was paid in December 2003 and $6 million is to be paid annually for three years thereafter.

Provenge survival data

On January 12, 2004, we announced survival data from D9901. Based on data accumulated as of December 2003, patients with Gleason scores of 7 and less receiving Provenge had a significant survival advantage, having on average an 89% overall increase in their survival time as compared to placebo (log rank p = 0.047, hazard ratio = 1.89). This benefit is reflected by a prolongation in the median survival time in these patients receiving Provenge by 8.4 months (30.7 months versus 22.3 months). At 30 months from randomization, the survival rate for Provenge treated patients is 3.7 times higher than for patients receiving placebo (53% versus 14%, p-value = 0.001).

The offering

Common stock we are offering	8,000,000 shares

Common stock to be outstanding immediately following this offering	53,099,398 shares

Nasdaq National Market symbol	DNDN

Use of proceeds

We expect to use the net proceeds from this offering to fund clinical trials, to develop a commercial infrastructure for Provenge, for other research and development, for potential acquisitions of complementary products and technologies and for general corporate purposes. See “Use of proceeds.”

The number of shares of common stock outstanding immediately after this offering is based on the actual number of shares outstanding as of January 15, 2004 and excludes:

➢	4,836,854 shares of common stock underlying options outstanding as of September 30, 2003 at a weighted average exercise price of $8.73 per share; and

➢	1,081,098 shares of common stock available for issuance or future grant under our 2000 Equity Incentive Plan, 1,116,025 shares available for issuance or future grant under our 2002 Broad Based Equity Incentive Plan, 1,658,982 shares available for issuance under our 2000 Employee Stock Purchase Plan and 294,337 shares issuable under outstanding warrants at a weighted average exercise price of $3.47 per share, as of September 30, 2003.

Unless we specifically state otherwise, all information contained in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option to purchase up to an additional 1,200,000 shares of common stock.

Summary consolidated financial data

The tables below present summary consolidated statement of operations and balance sheet data. The summary financial data for the years ended December 31, 2000 through December 31, 2002 are derived from our audited consolidated financial statements for those periods. We derived the summary consolidated financial data as of September 30, 2003 and for the nine months ended September 30, 2002 and 2003 from our unaudited consolidated financial statements. The unaudited consolidated financial statement data includes, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2003. This information is only a summary and should be read in conjunction with our historical consolidated financial statements and related notes contained in our annual reports, quarterly reports and other information on file with the SEC. For more details on how you can obtain our SEC reports and additional information, you should read the section of the accompanying prospectus entitled “Where you can find additional information” beginning on page 5. Our consolidated statement of operations data includes the results of operations of Corvas International, Inc. from July 30, 2003, the date of its acquisition by us. The as adjusted balance sheet data gives effect to the issuance and sale by us of 8,000,000 shares of our common stock in this offering at an assumed public offering price of $11.29 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Year ended December 31,			Nine months ended September 30,
Consolidated statement of operations data:	2000	2001	2002	2002	2003

(in thousands, except per share data)				(unaudited)

Revenue	$6,519	$13,824	$15,269	$11,134	$5,376

Total operating expenses	24,703	41,219	41,188	30,977	35,497

Net loss	$(16,069)	$(23,158)	$(24,669)	$(18,829)	$(29,695)

Deemed dividend upon issuance of convertible preferred stock	(4,110)	—	—	—	—

Net loss attributable to common stockholders	$(20,179)	$(23,158)	$(24,669)	$(18,829)	$(29,695)

Net loss per common share, basic and diluted	$(1.57)	$(0.94)	$(0.96)	$(0.74)	$(0.95)

Shares used in computation of basic and diluted net loss per share	12,840	24,760	25,576	25,309	31,420

	September 30, 2003
Consolidated balance sheet data:	Actual	As adjusted

(in thousands)	(unaudited)

Cash, cash equivalents and short- and long-term investments	$123,138	$207,569

Working capital	100,027	184,458

Total assets	135,034	219,465

Current portion of long-term debt	2,428	2,428

Current portion of capital lease obligations	1,287	1,287

Capital lease obligations, less current portion	946	946

Accumulated deficit	(145,158)	(145,158)

Total stockholders’ equity	113,897	198,328

Risk factors

Investing in our common stock involves a high degree of risk. In addition to the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, you should carefully consider the risks described below before purchasing our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could materially suffer. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We have a history of operating losses. We expect to continue to incur losses, and we may never become profitable.

As of September 30, 2003, we had an accumulated deficit of $145.2 million. We do not have any products that generate material revenue from product sales or royalties. Operating losses have resulted principally from costs incurred in research and development programs and from general and administrative expenses in support of operations, clinical trial expenses and marketing expenses. We do not expect to achieve significant product sales or royalty revenue for several years, and we may never do so. We expect to incur additional operating losses in the future, and these losses may increase significantly as we continue preclinical research and clinical trials, apply for regulatory approvals, develop our product candidates, expand our operations and develop systems that support commercialization of our potential products. These losses, among other things, have caused and may cause our stockholders’ equity and working capital to decrease. We may not be successful in obtaining regulatory approval and commercializing our products, and our operations may not be profitable even if any of our product candidates are commercialized.

Our nearer-term prospects are highly dependent on Provenge, our lead product candidate. If we do not successfully complete our current Phase 3 pivotal clinical trial for Provenge, the FDA fails to approve Provenge for commercialization or, if approved by the FDA, we fail to successfully commercialize Provenge, our business would be harmed and our stock price would likely fall.

Our most advanced product candidate is Provenge, a therapeutic vaccine for the treatment of prostate cancer. Provenge is currently being tested in a pivotal Phase 3 clinical trial, D9902B. Our first Phase 3 clinical trial for Provenge, D9901, did not meet its main objective of showing a statistically significant delay in the median time to disease progression in the overall patient population in the study. The trial results did, however, identify a group of patients who benefited by treatment with Provenge. Although we have entered into a Special Protocol Assessment with the FDA for our current pivotal trial and have received Fast Track designation for Provenge from the FDA, our obtaining FDA approval of Provenge will depend on, among other things, our successfully completing D9902B with favorable results and in accordance with the agreed upon protocol. We might fail to complete or experience delays in this pivotal Phase 3 trial of Provenge. In addition, the data from this pivotal Phase 3 trial might not be sufficient to support approval by the FDA of Provenge or we may not be successful in meeting other requirements for approval. Even if we receive FDA approval, we might not be successful in commercializing Provenge. If any of these things occur, our business would be harmed and the price of our common stock would likely fall.

We may not realize all of the anticipated benefits of the acquisition of Corvas.

The success of our acquisition of Corvas will depend, in part, on our ability to realize the anticipated synergies, cost savings and other opportunities from integrating the business of Corvas with our business.

Risk factors

These opportunities include advancing product candidates through clinical trials, developing new product candidates from preclinical cancer programs and achieving cost savings to reduce our cash use. In December 2003, we announced the closure of the San Diego operations acquired through the acquisition of Corvas. The closure is intended to allow us to focus our resources on optimizing the value of key assets and to obtain future operating efficiencies. To efficiently manage the ongoing programs located in San Diego, we are re-locating essential activities to our headquarters in Seattle. This decision will result in a reduction in workforce at the San Diego facility and certain non-recurring expenses in the fourth quarter of 2003 and in the first quarter of 2004.

Difficulties we may face in combining the Corvas operations with ours include, among others:

➢	consolidating research and development operations;

➢	retaining and/or recruiting employees with the scientific expertise necessary to continue preclinical programs that were being pursued at the San Diego facility;

➢	selecting appropriate product candidates for further preclinical development or out-licensing;

➢	preserving licensing, research and development, supply, collaboration and other important relationships;

➢	allocating the resources of the combined operation to optimize the development of programs with the greatest potential value; and

➢	achieving anticipated operating efficiencies and cost savings.

It is possible that we will be unable to realize all of the benefits that we expect to result from the acquisition of Corvas and the combination of our operations in Seattle. Integration of operations may be difficult and may have unintended and undesirable consequences. We may not accomplish this integration as quickly or as smoothly or successfully as we would like. The diversion of management’s attention from our current operations to the integration effort and any difficulties in combining operations could prevent us from realizing the full benefits that we expect to result from the combination and could adversely affect our existing business.

The acquisition of Corvas also entails an inherent risk that we could become subject to contingent or other liabilities, including liabilities arising from events or conduct pre-dating our acquisition of Corvas that were not known to us at the time of the acquisition.

If we fail to enter into collaboration agreements for our product candidates as needed, we may be unable to commercialize them effectively or at all.

To successfully commercialize Provenge, our potential product most advanced in development, we will need substantial financial resources and we will need to develop or access cell processing centers, a distribution network, an information technology platform and sales and marketing and other resources that we currently do not have. Accordingly, the commercialization of Provenge as well as our other potential products may require collaboration with pharmaceutical and biotechnology companies that have substantial financial resources and experience in developing a commercial infrastructure that we currently lack. We are currently in discussions with a number of pharmaceutical companies regarding a possible collaboration with respect to Provenge. Whether we are able to negotiate such a collaboration will depend upon a potential collaborator’s evaluation of a number of factors, including the results of our first Phase 3 clinical trial of Provenge and of our current pivotal Phase 3 clinical trial of Provenge, the potential market for Provenge, the costs and complexities of manufacturing and delivering Provenge to patients, the potential of competing products and industry and market conditions generally. If we are unable to enter into a collaboration agreement, we may be required to delay or scale back the commercialization of Provenge. A collaboration by us may involve the issuance of our common stock or equity securities to our collaborator.

Risk factors

We may not be successful in finding a collaborator on terms acceptable to us, or on terms that are viewed as acceptable by our stockholders. If we are able to enter into a collaboration agreement we consider acceptable, the collaboration may not proceed as quickly, smoothly or successfully as we plan. The risks in a collaboration agreement for Provenge include the following:

➢	the collaborator may independently develop, or develop with third parties, products that could compete with Provenge;

➢	the collaborator may not apply the expected financial resources or required expertise in developing the infrastructure necessary to successfully commercialize Provenge;

➢	the collaborator may not invest in the development of a sales and marketing force and the related infrastructure at levels that ensure that sales of Provenge reach their full potential; and

➢	disputes may arise between us and a collaborator that delay the commercialization of Provenge or adversely affect its sales or profitability.

The occurrence of any of these events could adversely affect the commercialization of Provenge by delaying the date on which sales of the product may begin if approved by the FDA, by slowing the pace of growth of such sales, by reducing the profitability of the product or by adversely affecting the reputation of the product in the market. In addition, a collaborator for Provenge or other product candidates may have the right to terminate the collaboration at its discretion. Any termination may require us to seek new collaborators, which we may not be able to do on a timely basis, if at all, or delay or terminate the related development programs.

We are dependent on the success of our collaborators in performing their respective responsibilities and the continued cooperation of our collaborators. Our collaborators may not cooperate with us to perform their obligations under our agreements with them. We cannot control the amount and timing of our collaborators’ resources that will be devoted to our research and development activities related to our collaborative agreements with them. Our collaborators may choose to pursue existing or alternative technologies in preference to those being developed in collaboration with us. Disputes may arise between us and our collaborators that delay the development and commercialization of our product candidates. Problems with our collaborators, such as those mentioned above, could have an adverse effect on our business and stock price.

We have a collaboration with Genentech for the research, development and commercialization of monoclonal antibodies and potentially other therapies targeting Trp-p8. We also have collaborations with Abgenix for the research, development and commercialization of monoclonal antibodies for two selected antigens from our portfolio of serine proteases, and Dyax for the research, development and commercialization of cancer therapeutics focused on serine protease inhibitors. Each of these collaborations involve potential products that are at the preclinical stage of development, and we believe the risks described above that are associated with later stage products are less likely to materially impact us if they occur. To date, we have not experienced difficulties with these collaborations that have had a material negative effect on our business or research and product development efforts, and we have not been negatively affected by consolidations involving potential collaborators. However, it is possible that we could encounter difficulties with these collaborators in the future that could have a material adverse effect on our business.

We may require additional funding, and our future access to capital is uncertain.

It is expensive to develop and commercialize cancer vaccines, pro-drugs, monoclonal antibodies, small molecules and other new products. We plan to continue to simultaneously conduct clinical trials and

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preclinical research for a number of products, which is costly. Our product development efforts may not lead to commercial products, either because our product candidates fail to be found safe or effective in clinical trials or because we lack the necessary financial or other resources or relationships to pursue our programs through commercialization. Our capital and future revenues may not be sufficient to support the expenses of our operations, the development of commercial infrastructure and the conduct of our clinical trials and preclinical research. We may need to raise additional capital to:

➢	fund operations;

➢	continue the research and development of our therapeutic products;

➢	conduct clinical trials; and

➢	commercialize our products.

We believe that our cash on hand, including our cash equivalents and short-term investments and cash generated from our collaborative arrangements will be sufficient to meet our projected operating and capital requirements for at least the next 24 months. However, we may need additional financing within this time frame depending on a number of factors, including the following:

➢	the rate of progress and cost of our research and development and clinical trial activities;

➢	the amount and timing of milestone payments we receive from collaborators;

➢	the costs of preparing an application for FDA approval of Provenge, if we seek such approval;

➢	the costs of developing the processes and systems to support FDA approval of Provenge;

➢	our timetable for and costs of scaling up manufacturing;

➢	our timetable and costs for the development of marketing operations and other activities related to the commercialization of Provenge and our other product candidates;

➢	our degree of success in our Phase 3 trial of Provenge, D9902B, and in clinical trials of our other products;

➢	the emergence of competing technologies and other adverse market developments; and

➢	changes in or terminations of our existing collaboration and licensing arrangements.

We may not be able to obtain additional financing on favorable terms or at all. If we are unable to raise additional funds, we may have to delay, reduce or eliminate our clinical trials and our development programs. If we raise additional funds by issuing equity securities, including under our equity line facility or pursuant to our shelf registration statements, further dilution to our existing stockholders will result.

We may take longer to complete our clinical trials than we project, or we may not be able to complete them at all.

A number of factors, including regulatory requirements, scheduling conflicts with participating clinicians and clinical institutions, limits on manufacturing capacity and difficulties in identifying and enrolling patients who meet trial eligibility criteria may cause significant delays. We may not commence or complete clinical trials involving any of our product candidates as projected or may not conduct them successfully.

We rely on academic institutions, physician practices and clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our product candidates. We have less control over the timing and other aspects of these clinical trials than if we conducted the monitoring and

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supervision entirely on our own. Third parties may not perform their responsibilities for our clinical trials on our anticipated schedule or consistent with a clinical trial protocol. We also rely on clinical research organizations to perform much of our data management and analysis. They may not provide these services as required or in a timely manner.

If we fail to complete or experience delays in our Phase 3 trial of Provenge, D9902B, or we otherwise fail to commence or complete, or experience delays in, any of our other present or planned clinical trials, our ability to conduct our business as currently planned could materially suffer. Our development costs will increase if we experience any future delays in our clinical trials for Provenge or other potential products or if we need to perform more or larger clinical trials than we currently plan. If the delays or costs are significant, our financial results and our ability to commercialize our product candidates will be adversely affected.

In April 2002, the FDA placed our D9901 study of Provenge on partial clinical hold and required us to provide additional information regarding the identity and functionality of the product candidate. We submitted additional information, and the FDA lifted the partial hold in October 2002. During this period we were permitted to continue treating patients already enrolled in the trial, but could not enroll new patients in D9901.

If testing of a particular product candidate does not yield successful results, then we will be unable to commercialize that product.

We must demonstrate the safety and efficacy of our potential products in humans through extensive preclinical and clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our potential products, including the following:

➢	safety and efficacy results from human clinical trials, such as our Provenge trials, may not be replicated in later clinical trials;

➢	the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

➢	after reviewing relevant information, including preclinical testing or human clinical trial results, we or our collaborators may abandon or substantially restructure projects that we might previously have believed to be promising, including Provenge, APC8024, Trp-p8 and the PACT program;

➢	we, our collaborators or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks or for other reasons; and

➢	the effects of our potential products may not be the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved.

Clinical testing is very expensive and takes many years, and the outcome is uncertain. D9901, our first Phase 3 clinical trial for Provenge, did not meet its main objective of showing a statistically significant delay in the median time to disease progression in the overall patient population in the study. Although the analysis identified a group of patients who were benefited by treatment with Provenge, we may not obtain favorable results from the clinical study of more patients in this group in our pivotal Phase 3 trial, D9902B, or those results may cause the FDA to require additional studies. Data from our clinical trials may not be sufficient to support approval by the FDA of our potential products. The clinical trials of Provenge or our other product candidates may not continue or be completed as planned, and the FDA

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may not ultimately approve any of our product candidates for commercial sale. If we fail to demonstrate the safety or efficacy of a product candidate under development, this will delay or prevent regulatory approval of that product candidate, which could prevent us from achieving profitability.

Administering any of our product candidates to humans may produce undesirable side effects. These side effects could interrupt, delay or cause us or the FDA to halt clinical trials related to any of our product candidates and could result in the FDA or other regulatory authorities denying approval of our product candidates for any or all target indications. We, our collaborators or the FDA may suspend or terminate clinical trials at any time, which would adversely affect our business.

Commercialization of our products in the United States requires FDA approval, which may not be granted, and foreign commercialization requires similar approvals.

The FDA can delay, limit or withhold approval of a product for many reasons, including the following:

➢	a product may not demonstrate sufficient safety or efficacy;

➢	FDA officials may interpret data from preclinical testing and clinical trials in different ways than we interpret the data or may require data that is different from what we obtained in our clinical trials;

➢	the FDA may require additional information about the identity or functionality of a product candidate;

➢	the FDA may not approve our manufacturing processes or facilities, or the processes or facilities of our collaborators; and

➢	the FDA may change its approval policies or adopt new regulations.

The FDA also may approve a product for fewer indications than are requested or may condition approval on the performance of post-marketing clinical studies. Even if we receive FDA and other regulatory approvals, our products may later exhibit adverse effects that limit or prevent their widespread use or that force us to withdraw those products from the market. Any product and its manufacturer will continue to be subject to strict regulations after approval. Any unforeseen problems with an approved product or any violation of regulations could result in restrictions on the product, including its withdrawal from the market. The process of obtaining approvals in foreign countries is subject to delay and failure for many of the same reasons. A significant delay in or failure to receive approval for any of our products could materially harm our business and reduce our stock price.

The process of obtaining required FDA and other regulatory approvals, including foreign approvals, is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Provenge and our other vaccine products are novel; therefore, regulatory agencies may lack experience with them, which may lengthen the regulatory review process, increase our development costs and delay or prevent commercialization of Provenge and our other vaccine products under development.

To date, the FDA has not approved for commercial sale in the United States any cancer vaccine designed to stimulate the body’s immune system cells to kill cancer cells directly. Consequently, there is no precedent for the successful commercialization of products based on our technologies in this area. In addition, we have had only limited experience in filing and pursuing the applications necessary to gain regulatory approvals for marketing and commercial sale, which may impede our ability to obtain FDA approvals. We will not be able to commercialize any of our potential products until we obtain FDA approval. Therefore, any delay in obtaining, or inability to obtain, FDA approval could harm our business.

Risk factors

We must comply with extensive regulation, which is costly, time consuming and may subject us to unanticipated delays. Even if we obtain regulatory approval for the commercial sale of any of our product candidates, those product candidates may still face regulatory difficulties.

Our activities, including preclinical studies, clinical trials, cell processing and manufacturing, are subject to extensive regulation by the FDA and comparable authorities outside the United States.

Preclinical studies involve laboratory evaluation of product characteristics and animal studies to assess the efficacy and safety of a potential product. The FDA regulates preclinical studies under a series of regulations called the current Good Laboratory Practices. If we violate these regulations, the FDA, in some cases, may invalidate the studies and require that we replicate those studies.

An investigational new drug application, or IND, must become effective before human clinical trials may commence. The investigational new drug application is automatically effective 30 days after receipt by the FDA unless, before that time, the FDA requests an extension to review the application, or raises concerns or questions about the design of the trials as described in the application. In the latter case, any outstanding concerns must be resolved with the FDA before clinical trials can proceed. Thus, the submission of an IND may not result in FDA authorization to commence clinical trials in any given case. After authorization is received, the FDA retains authority to place the IND, and clinical trials under that IND, on clinical hold.

We, and third parties on whom we rely to assist us with clinical trials, are subject to extensive regulation by the FDA in the design and conduct of clinical trials. Also, investigational products in clinical trials must be manufactured in accordance with a series of complex regulations called current Good Manufacturing Practice, or cGMP. Other products used in connection with our clinical trials must be manufactured in accordance with regulations called the Quality Systems Regulations, or QSR. These regulations govern manufacturing processes and procedures and the implementation and operation of quality systems to control and assure the quality of our investigational products. We and third parties with whom we contract for manufacturing and cell processing must comply with cGMP or QSR, as applicable. Our facilities and quality systems and the facilities and quality systems of our third-party collaborators must pass a pre-approval inspection for compliance with the applicable regulations as a condition of FDA approval of Provenge or any of our other potential products. In addition, the FDA may, at any time, audit our clinical trials or audit or inspect a manufacturing or cell processing facility involved with the production of Provenge or our other potential products or the associated quality systems for compliance with the regulations applicable to the activities being conducted. If any such inspection or audit identifies a failure to comply with applicable regulations, the FDA may require remedial measures that may be costly and/or time consuming for us or a third party to implement and that may include the temporary or permanent suspension of a clinical trial or the temporary or permanent closure of a facility. The FDA may also disqualify a clinical trial in whole or in part from consideration in support of approval of a potential product for commercial sale or otherwise deny approval of that product. Any such remedial measures imposed upon us or third parties with whom we contract could harm our business.

If we are not in compliance with regulatory requirements at any stage, including post-marketing approval, we may be subject to criminal prosecution, fined, forced to remove a product from the market and/or experience other adverse consequences, including delays, which could materially harm our financial results. Additionally, we may not be able to obtain the labeling claims necessary or desirable for the promotion of our products. We may also be required to undertake post-marketing clinical trials. If the results of such post-marketing studies are not satisfactory, the FDA may withdraw marketing authorization or may condition continued marketing on commitments from us that may be expensive

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and/or time consuming to fulfill. In addition, if we or others identify side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our products, additional clinical trials, changes in labeling of our products and additional marketing applications may be required.

Our competitors may develop and market products that are less expensive, more effective, safer or reach the market sooner, which may diminish or eliminate the commercial success of any products we may commercialize.

Competition in the cancer therapeutics field is intense and is accentuated by the rapid pace of technological development. We anticipate that we will face increased competition in the future as new companies enter our markets. Research and discoveries by others may result in breakthroughs that render Provenge or our other potential products obsolete even before they begin to generate any revenue.

There are products currently under development by others that could compete with the products that we are developing. AVI BioPharma, Inc., Cell Genesys, Inc. and Therion Biologics are each developing prostate cancer vaccines that could potentially compete with Provenge. AVI BioPharma and Therion are in Phase 2 clinical trials of their prostate cancer vaccines. Cell Genesys has completed Phase 2 clinical trials of its prostate cancer vaccine and has announced plans to commence Phase 3 trials. Other products such as chemotherapeutics, antisense compounds, angiogenesis inhibitors and gene therapies for cancer are also under development by a number of companies and could potentially compete with Provenge and our other potential therapeutic vaccines for other cancer types.

Some of our competitors in the cancer therapeutics field have substantially greater research and development capabilities and manufacturing, marketing, financial and managerial resources than we do. If our products receive marketing approval, but cannot compete effectively in the marketplace, our profitability and financial position will suffer.

Market acceptance of our product candidates, if any, is uncertain.

Even if our potential products are approved and sold, physicians may not ultimately use them or may use them only in applications more restricted than we expect. Physicians will only prescribe a product if they determine, based on experience, clinical data, side effect profiles and other factors, that it is beneficial and preferable to other products then in use. Recommendations and endorsements by influential physicians will be essential for market acceptance of our products, if approved, and we may not be able to obtain these recommendations and endorsements. Many other factors influence the adoption of new products, including marketing and distribution restrictions, course of treatment, adverse publicity, product pricing and reimbursement by third-party payors.

Failure to retain key personnel could impede our ability to develop our products and to obtain new collaborations or other sources of funding.

We depend, to a significant extent, on the efforts of our key employees, including senior management and senior scientific, clinical, regulatory and other personnel. The development of new therapeutic products requires expertise from a number of different disciplines, some of which are not widely available. We depend upon our scientific staff to discover new product candidates and to develop and conduct preclinical studies of those new potential products. Our clinical and regulatory staff is responsible for the design and execution of clinical trials in accordance with FDA requirements and for the advancement of our product candidates toward FDA approval. The quality and reputation of our

Risk factors

scientific, clinical and regulatory staff, especially the senior staff, and their success in performing their responsibilities, are a basis on which we attract potential funding sources and collaborators. In addition, our Chief Executive Officer and other executive officers are involved in a broad range of critical activities, including providing strategic and operational guidance. The loss of these individuals, or our inability to retain or recruit other key management and scientific, clinical, regulatory and other personnel, may delay or prevent us from achieving our business objectives. We face intense competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations.

We must expand our operations to commercialize our products, which we may not be able to do.

We will need to expand and effectively manage our operations and facilities to successfully pursue and complete development and implement commercialization efforts for Provenge and any other product candidates approaching marketing approval. We will need to add marketing and sales personnel and personnel in all areas of our operations and to expand our capabilities, which may strain our existing managerial, operational, financial and other resources. To compete effectively and manage growth in our personnel and capabilities, we must, among other things:

➢	train, manage and motivate our employees;

➢	accurately forecast demand for our products; and

➢	expand existing operational, financial and management information systems.

If we fail to manage our growth effectively, our product development and commercialization efforts could be curtailed or delayed.

We have no commercial or other large-scale manufacturing experience and rely on third-party manufacturers, which will limit our ability to control the availability of, and manufacturing costs for, our products.

To be successful, our products must be capable of being manufactured in sufficient quantities, in compliance with regulatory requirements and at an acceptable cost. We have no commercial or other large-scale manufacturing experience. We may rely on third parties for the commercial manufacture of our products and also rely on third parties for the manufacture of products to be used in clinical trials. A limited number of contract manufacturers are capable of manufacturing products that we hope to commercialize. If we cannot contract for large-scale manufacturing capabilities on acceptable terms, or if we encounter delays or difficulties with manufacturers and cannot manufacture our products ourselves, we may not be able to conduct clinical trials as planned or to market and sell our products.

It may be difficult or impossible to economically manufacture our products on a commercial scale. We have contracted with Diosynth RTP, Inc. to assist us in the scale-up to commercial level production of the antigen used in the preparation of Provenge. We cannot be certain that this contract will result in our ability to produce the antigen for Provenge on a commercial scale, if Provenge is approved for commercial sale.

We operate a facility for cell processing and the manufacture of antigens for our clinical trials. We also contract with third parties to provide these services. These facilities may not be sufficient to meet our needs for our Provenge and other clinical trials. Additionally, if we decide to manufacture any of our potential products in commercial quantities ourselves, we will require substantial additional funds and will be required to hire and train a significant number of employees, construct additional facilities and

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comply with applicable regulations for these facilities, which are extensive. We may not be able to develop production facilities that both meet regulatory requirements and are sufficient for our clinical trials or for commercial use.

We are dependent on single source vendors for some of our components.

We currently depend on single-source vendors for some of the components necessary for our vaccine candidates, including Provenge. There are, in general, relatively few alternative sources of supply for these components. While these vendors have produced our vaccine components with acceptable quality, quantity and cost in the past, they may be unable or unwilling to meet our future demands. Establishing additional or replacement suppliers for these components could take a substantial amount of time. If we have to switch to a replacement vendor, the manufacture and delivery of our vaccines could be interrupted for an extended period, adversely affecting our business.

If we are unable to protect our proprietary rights or to defend against infringement claims, we may not be able to compete effectively or operate profitably.

We invent and develop patentable technologies that are the basis for or incorporated in our potential products. These issued patents and applications relate to the antigens, serine proteases, compounds, and other biologic matter around which our product candidates are constructed, as well as the methods and processes for manufacturing those product candidates. Our patent applications are in various stages of processing. We expect that we will continue to file and prosecute patent applications and that our success depends in part on our ability to establish and defend our proprietary rights in the technologies that are the subject of these applications.

The fact that we have filed a patent application, or that a patent has issued, does not ensure that we will have meaningful protection from competition with regard to the underlying technology or product. Others can challenge any patent application that we may file or the validity and/or scope of any patent issued to us. The patents themselves may relate to inventions that are reasonably easy to design around, and other companies may invent comparable or superior technologies that do not rely on any of our patented technologies.

Patent law relating to the scope of claims in the biotechnology field is still evolving and, consequently, patent positions in our industry may not be as strong, or may be subject to greater risk of challenge, with more uncertainty as to the outcome of any such challenge, than would be the case in more established fields. Because patents are particularly important in the field of medical technology, other companies may have a greater incentive to challenge our patents or to assert that our technologies violate their proprietary rights than might otherwise be the case.

We are also subject to the risk of claims, whether meritorious or not, that our therapeutic vaccines or other potential products or processes use proprietary technology of others for which we do not have a valid license. There are patents owned by third parties, and such a third party could assert a claim that our therapeutic vaccines infringe a patent owned by that party. If a lawsuit making any such claims were brought against us, we would assert that the patent at issue is either invalid or not infringed. However, we may not be able to establish non-infringement, and we may not be able to establish invalidity through clear and convincing evidence sufficient to overcome the presumption that issued patents are valid. If we are found to infringe a valid patent, we could be required to seek a license or discontinue or delay commercialization of the affected products, and we could be required to pay substantial damages, which could materially harm our business.

Risk factors

Litigation relating to the ownership and use of intellectual property is expensive, and our position as a relatively small company in an industry dominated by very large companies may cause us to be at a disadvantage in defending our property rights. Even if we are able to defend our positions, the cost of doing so may adversely affect our profitability. We have not experienced significant patent litigation. However, this may reflect in part the fact that we have not yet commercialized any products. We may be subject to such litigation and may not be able to protect our intellectual property at a reasonable cost, if such litigation is initiated.

We presently plan to collaborate with a larger company in the commercialization, marketing and distribution of Provenge in the United States, and collaborate with other companies in the development and commercialization of our other potential products. In some cases, we may develop a product candidate in collaboration with other companies in order to share the development risk, to gain access to complementary technologies or facilities or for other reasons. The existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, could impede our ability to enter into such relationships on an advantageous basis or at all.

We also rely on unpatented technology, trade secrets and confidential information. Others may independently develop substantially equivalent information and techniques and may obtain patents covering our unpatented technology or trade secrets. Others may gain access to or disclose our technology, trade secrets and confidential information. We may not be able to effectively protect our rights in unpatented technology, trade secrets and confidential information. Although we require those who work with us to execute confidentiality agreements, these agreements may not provide effective protection of our information.

One of our capitalized leases is secured by all of our assets, including our intellectual property. The amount of remaining lease payments due on this lease as of September 30, 2003 was approximately $1.2 million.

The availability and amount of reimbursement for our potential products and the manner in which government and private payors may reimburse for our potential products is uncertain; we may face challenges from government or private payors that adversely affect reimbursement for our potential products.

We expect that many of the patients who seek treatment with our products, if those products are approved for marketing, will be eligible for Medicare benefits. Other patients may be covered by private health plans or uninsured. The application of existing Medicare regulations and interpretive rulings to newly approved products, especially novel products such as ours, is not certain, and those regulations and interpretive rulings are subject to change. If we are unable to obtain or retain adequate levels of reimbursement from Medicare or from private health plans, our ability to sell our potential products will be adversely affected. Medicare regulations and interpretive rulings also may determine who may be reimbursed for certain services. This may adversely affect our ability to market or sell our potential products, if approved.

Federal, state and foreign governments continue to propose legislation designed to contain or reduce health care costs. Legislation and regulations affecting the pricing of products like our potential products

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may change or be adopted before any of our potential products are approved for marketing. Cost control initiatives could decrease the price that we receive for any one or all of our potential products or increase patient coinsurance to a level that makes our products under development unaffordable. In addition, government and private health plans persistently challenge the price and cost-effectiveness of therapeutic products. Accordingly, these third parties may ultimately not consider any or all of our products under development to be cost-effective, which could result in products not being covered under their health plans or covered only at a lower price. Any of these initiatives or developments could prevent us from successfully marketing and selling any of our potential products.

We are exposed to potential product liability claims, and insurance against these claims may not be available to us at a reasonable rate in the future.

Our business exposes us to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of therapeutic products. We have clinical trial insurance coverage, and we intend to obtain product liability insurance coverage in the future. However, this insurance coverage may not be adequate to cover claims against us or available to us at an acceptable cost, if at all. Regardless of their merit or eventual outcome, product liability claims may result in decreased demand for a product, injury to our reputation, withdrawal of clinical trial volunteers and loss of revenues. Thus, whether or not we are insured, a product liability claim or product recall may result in losses that could be material.

We use hazardous materials in our business and must comply with environmental laws and regulations, which can be expensive.

Our research and development activities will continue to involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We are subject to a variety of federal, state and local regulations relating to the use, handling, storage and disposal of these materials. We generally contract with third parties for the disposal of such substances, and store our low level radioactive waste at our facilities until the materials are no longer considered radioactive. We cannot eliminate the risk of accidental contamination or injury from these materials. We may be required to incur substantial costs to comply with current or future environmental and safety regulations. In the event of an accident or contamination, we would likely incur significant costs associated with civil penalties or criminal fines, lawsuits from regulatory authorities and private parties, and in complying with environmental laws and regulations.

If we do not progress in our programs as anticipated, our stock price could decrease.

For planning purposes, we estimate the timing of a variety of clinical, regulatory and other milestones, such as when a certain product candidate will enter clinical development, when a clinical trial will be completed or when an application for regulatory approval will be filed. Some of our estimates are included in this prospectus supplement. We base our estimates on present facts and a variety of assumptions. Many of the underlying assumptions are outside of our control. If milestones are not achieved when we expect them to be, investors could be disappointed, and our stock price may fall.

We may be subject to litigation that will be costly to defend or pursue and uncertain in its outcome.

Our business may bring us into conflict with our licensees, licensors or others with whom we have contractual or other business relationships, or with our competitors or others whose interests differ from

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ours. If we are unable to resolve those conflicts on terms that are satisfactory to all parties, we may become involved in litigation brought by or against us. That litigation is likely to be expensive and may require a significant amount of management’s time and attention, at the expense of other aspects of our business. The outcome of litigation is always uncertain, and in some cases could include judgments against us that require us to pay damages, enjoin us from certain activities or otherwise affect our legal or contractual rights, which could have a significant adverse effect on our business.

RISKS RELATED TO THE OFFERING

Market volatility may affect our stock price, and the value of your investment in our common stock may be subject to sudden decreases.

The trading price for our common stock has been, and we expect it to continue to be, volatile. The price at which our common stock trades depends on number of factors, including the following, many of which are beyond our control:

➢	our historical and anticipated operating results, including fluctuations in our financial and operating results;

➢	preclinical and clinical trial results;

➢	market perception of the prospects for biotechnology companies as an industry sector;

➢	general market and economic conditions;

➢	changes in government regulations affecting product approvals, reimbursement or other aspects of our or our competitors’ businesses;

➢	FDA review of our product development activities;

➢	announcements of technological innovations or new commercial products by us or our competitors;

➢	developments concerning our key personnel and intellectual property rights;

➢	announcements regarding significant collaborations or strategic alliances; and

➢	publicity regarding actual or potential performance of products under development by us or our competitors.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may lower the market price of our common stock and affect the volume of trading in our stock. The high and low closing prices per share of our common stock on the Nasdaq National Market were $9.80 and $1.40 respectively in 2002, $10.46 and $4.07 respectively in 2003, and $11.44 and $8.25 respectively in this year through January 16, 2004. The average daily trading volume of our common stock on the Nasdaq National Market was 135,000 shares in 2002, 671,070 shares in 2003, and 2,875,138 shares this year through January 16, 2004. During periods of stock market price volatility, share prices of many biotechnology companies have often fluctuated in a manner not necessarily related to their individual operating performance. Accordingly, our common stock may be subject to greater price volatility than the stock market as a whole.

Anti-takeover provisions in our charter documents and under Delaware law and our stockholders’ rights plan could make an acquisition of us, which may be beneficial to our stockholders, more difficult.

Provisions of our certificate of incorporation and bylaws will make it more difficult for a third party to acquire us on terms not approved by our board of directors and may have the effect of deterring hostile

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takeover attempts. For example, our certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of preferred stock, of which 1,000,000 shares have been designated as “Series A Junior Participating Preferred Stock,” and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to, and may be harmed by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could reduce the voting power of the holders of our common stock and the likelihood that common stockholders will receive payments upon liquidation.

In addition, our certificate of incorporation divides our board of directors into three classes having staggered terms. This may delay any attempt to replace our board of directors. We have also implemented a stockholders’ rights plan, also called a poison pill, that would substantially reduce or eliminate the expected economic benefit to an acquirer from acquiring us in a manner or on terms not approved by our board of directors. These and other impediments to a third-party acquisition or change of control could limit the price investors are willing to pay in the future for shares of our common stock.

We are also subject to provisions of Delaware law that could have the effect of delaying, deferring or preventing a change in control of our company. One of these provisions prevents us from engaging in a business combination with any interested stockholder for a period of three years from the date the person becomes an interested stockholder, unless specified conditions are satisfied.

If registration rights that we have previously granted are exercised, then our stock price may be negatively affected.

We have granted registration rights in connection with the issuance of our securities to a number of our stockholders and warrant holders. In the aggregate, as of December 31, 2003, these registration rights covered approximately 8,822,725 shares of our common stock which were then outstanding and an additional 144,189 shares of our common stock which may become outstanding upon the exercise of warrants that were then outstanding. If these registration rights, or similar registration rights that may apply to securities we may issue in the future, are exercised by the holders, it could result in additional sales of our common stock in the market, which may have an adverse effect on our stock price. We currently have in effect a registration statement relating to 363,265 shares held by Artisan Equity, Ltd. pursuant to which Artisan may freely resell these shares into the public market at any time or from time to time.

Our issuance of shares pursuant to existing or future collaborations or other agreements or under our shelf registration statements will dilute the equity ownership of our existing stockholders.

Under our equity line financing agreement with BNY Capital Markets, Inc., or CMI, we may, at our option and subject to the satisfaction of specified conditions, issue to CMI an aggregate of up to 4,593,903 shares of our common stock from time to time through June 11, 2004. The precise number of shares of our common stock that we may issue to CMI over the remaining term of the equity line financing agreement will depend primarily on the number of drawdowns we choose to make, the amounts of those drawdowns and the closing market price of our common stock during the drawdown periods. Also, from time to time during drawdown periods, within limitations specified in our equity line facility with CMI and subject to applicable laws, CMI may engage in hedging and other transactions in our common stock and may sell and deliver shares of our common stock issued under the equity line facility in connection with these transactions. If CMI engages in such transactions, the price of our common stock may fall.

Risk factors

Under our agreement with Genentech, if a specified milestone relating to Trp-p8 is achieved, Genentech is obligated to purchase from us $2.5 million of our common stock at a price based on the average closing price of our stock over the 30 prior trading days.

An agreement between Abgenix, Inc. and Corvas provides that in the event the parties elect to expand the research program covered by that agreement, Abgenix would be obligated to purchase $5 million of Corvas common stock. In our acquisition of Corvas, our subsidiary, Dendreon San Diego LLC, succeeded to the rights and obligations of Corvas under this agreement. In the event that the parties elect to expand the research program, we anticipate that the equity investment by Abgenix would be made in exchange for shares of Dendreon common stock.

We currently propose to enter into certain other agreements involving our issuance of additional shares of common stock. Further, we are currently in discussions with potential collaborators with respect to Provenge. In connection with any such Provenge collaboration or any other collaboration that we may enter into in the future, we may issue additional shares of common stock or other equity securities, and the value of the securities issued may be substantial.

In addition, after giving effect to this offering at an assumed public offering price of $11.29 per share, we may sell up to an additional $78.9 million of our common stock under our outstanding shelf registration statements. Future sales under our shelf registration statements will depend primarily on the market price of our common stock, the interest in our company by institutional investors, and our cash needs. Each of our issuances of common stock to CMI under the equity line facility and to other investors under our shelf registration statements will proportionately decrease our existing stockholders’ percentage ownership of our total outstanding equity interests and may reduce our stock price.

New investors in our common stock will experience immediate and substantial dilution.

The offering price of our common stock will be substantially higher than what the net tangible book value per share of our common stock will be immediately after the offering. As a result, purchasers of our common stock in this offering will incur immediate and substantial dilution of $7.49 per share of common stock, based on an assumed public offering price of $11.29 per share. Those purchasers will experience additional dilution upon the exercise of outstanding stock options and warrants. See “Dilution” for a more detailed discussion of the dilution new investors will incur in this offering.

Management may invest or spend the proceeds of this offering in ways with which you may not agree and in ways that may not yield a return to our stockholders.

We will retain broad discretion over the use of proceeds from this offering. Stockholders may not deem such uses desirable, and our use of the proceeds may not yield a significant return or any return at all for our stockholders. We expect to use the net proceeds from this offering to fund clinical trials, to develop a commercial infrastructure for Provenge, for other research and development, for potential acquisitions of complementary products and technologies and for general corporate purposes. A number of variables will influence our actual use of the proceeds from this offering, and our actual uses of the proceeds of this offering may vary substantially from our currently planned uses. Pending the use of the net proceeds, we intend to invest the net proceeds from this offering in short-term and long-term, interest-bearing, investment grade securities and money-market funds.

We do not intend to pay cash dividends on our common stock in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. Furthermore, we may become subject to contractual restrictions or prohibitions on the payment of dividends.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $84.4 million (or approximately $97.2 million if the underwriters’ over-allotment option is exercised in full) assuming a public offering price of $11.29 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We expect to use the net proceeds from this offering to fund clinical trials, to develop a commercial infrastructure for Provenge, for other research and development, for potential acquisitions of complementary products and technologies and for general corporate purposes. The amounts and timing of the expenditures will depend on numerous factors, such as the timing and progress of our clinical trials and research and development efforts, technological advances and the competitive environment for our product candidates. As of the date of this prospectus supplement, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. Accordingly, we will retain broad discretion over the use of these proceeds.

Pending the use of the net proceeds, we intend to invest the net proceeds in short-term and long-term, interest-bearing, investment-grade securities and money-market funds.

Capitalization

The following table shows our unaudited cash, cash equivalents and investments and capitalization as of September 30, 2003:

➢	on an actual basis; and

➢	on an as adjusted basis to give effect to our sale of 8,000,000 shares of our common stock in this offering at an assumed public offering price of $11.29 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read with “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of September 30, 2003
	Actual	As adjusted

(in thousands, except share and per share data)	(unaudited)

Cash, cash equivalents and short- and long-term investments	$123,138	$207,569

Current portion of long-term debt	$2,428	$2,428
Current portion of capital lease obligations	1,287	1,287
Capital lease obligations, less current portion	946	946

Stockholders’ equity:
Preferred stock, $0.001 par value; 10,000,000 shares authorized; no shares issued or outstanding, actual and as adjusted	—	—
Common stock, $0.001 par value; 80,000,000 shares authorized; 44,180,792 shares issued and outstanding, actual; 52,180,792 shares issued and outstanding, as adjusted	44	52
Additional paid-in capital	259,909	344,332
Deferred stock-based compensation	(859)	(859)
Accumulated other comprehensive loss	(39)	(39)
Accumulated deficit	(145,158)	(145,158)

Total stockholders’ equity	113,897	198,328

Total capitalization	$118,558	$202,989

The number of shares of common stock outstanding is based on the actual number of shares outstanding as of September 30, 2003 and excludes:

➢	4,836,854 shares of common stock underlying options outstanding as of September 30, 2003 at a weighted average exercise price of $8.73 per share; and

➢	1,081,098 shares of common stock available for issuance or future grant under our 2000 Equity Incentive Plan, 1,116,025 shares available for issuance or future grant under our 2002 Broad Based Equity Incentive Plan, 1,658,982 shares available for issuance under our 2000 Employee Stock Purchase Plan and 294,337 shares issuable under outstanding warrants at a weighted average exercise price of $3.47 per share, as of September 30, 2003.

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share you pay in this offering and the net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of September 30, 2003 was approximately $113.9 million, or $2.58 per share of common stock. Net tangible book value per share is equal to our total tangible assets minus total liabilities, all divided by the number of shares of common stock outstanding as of September 30, 2003. After giving effect to the sale by us of the 8,000,000 shares of common stock we are offering at an assumed public offering price of $11.29 per share and after deducting estimated underwriting discounts and commissions and our estimated offering expenses, our as adjusted net tangible book value would have been approximately $198.3 million, or $3.80 per share of common stock. This represents an immediate increase in net tangible book value of $1.22 per share to our existing stockholders and an immediate dilution of $7.49 per share to new investors. The following table illustrates this calculation on a per share basis:

Assumed public offering price per share		$11.29
Net tangible book value per share as of September 30, 2003	$2.58
Increase per share attributable to the offering	1.22

As adjusted net tangible book value per share after this offering		3.80

Dilution per share to new investors		$7.49

If the underwriters exercise their over-allotment option in full, the as adjusted net tangible book value as of September 30, 2003 would have been $3.95 per share, representing an increase to existing stockholders of $1.37 per share, and there will be an immediate dilution of $7.34 per share to new investors.

The foregoing table does not take into effect further dilution to new investors that could occur upon the exercise of outstanding options and warrants having a per share exercise price less than the offering price per share in this offering. As of September 30, 2003, there were:

➢	4,836,854 shares of common stock underlying outstanding options at a weighted average exercise price of $8.73 per share; and

➢	1,081,098 shares of common stock available for issuance or future grant under our 2000 Equity Incentive Plan, 1,116,025 shares available for issuance or future grant under our 2002 Broad Based Equity Incentive Plan, 1,658,982 shares available for issuance under our 2000 Employee Stock Purchase Plan and 294,337 shares issuable under outstanding warrants at a weighted average exercise price of $3.47 per share.

Price range of common stock

Our common stock commenced trading publicly on the Nasdaq National Market on June 16, 2000 under the symbol “DNDN.” The following table sets forth, for the periods indicated, the high and low reported sale prices of our common stock as reported on the Nasdaq National Market:

	High	Low

Year ended December 31, 2002
First quarter	$10.50	$3.12
Second quarter	7.19	1.72
Third quarter	4.30	1.26
Fourth quarter	6.33	2.75

Year ended December 31, 2003
First quarter	$7.20	$4.01
Second quarter	9.56	4.53
Third quarter	10.50	5.36
Fourth quarter	9.76	6.84

Year ending December 31, 2004
First quarter (through January 16, 2004)	$12.24	$7.98

As of January 15, 2004, there were approximately 350 holders of record of our common stock. On January 16, 2004, the last sale price reported on the Nasdaq National Market for our common stock was $11.29 per share.

Dividend policy

We have never paid our stockholders dividends, and we do not anticipate paying any cash dividends in the foreseeable future as we intend to retain any earnings for use in our business. The payment of any future cash dividends on our common stock will also depend upon our earnings and financial needs and will be subject to applicable legal and contractual restrictions.

Underwriting

We are offering the shares of our common stock described in this prospectus supplement through the underwriters named below. UBS Securities LLC, Needham & Company, Inc., Piper Jaffray & Co. and Lazard Frères & Co. LLC are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares

UBS Securities LLC
Needham & Company, Inc.
Piper Jaffray & Co.
Lazard Frères & Co. LLC

Total	8,000,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectus supplements and prospectuses electronically.

Sales of shares made outside of the United States may be made by affiliates of the underwriters.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to 1,200,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $         per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,200,000 shares.

	No exercise	Full exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $470,000.

NO SALES OF SIMILAR SECURITIES

We and our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons generally may not, without the prior written approval of UBS Securities LLC, offer, sell, contact to sell or otherwise dispose of our common stock or securities convertible into or exercisable or exchangeable for our common stock, subject to certain exceptions. Under our lock-up agreement with the underwriters, we are permitted, among other things, to issue up to $2.5 million of our common stock to Genentech, Inc. in accordance with our collaborative agreement with Genentech, if a specified milestone in the agreement is achieved, and we are permitted to issue shares of common stock to one of our contractors in exchange for services. We are also permitted to issue common stock or securities convertible into or exercisable or exchangeable for common stock in connection with new collaborations or strategic alliances, and the value of the securities issued in that transaction may be substantial. In each of the foregoing cases, the shares issued are required to be subject to restrictions on resale during the remainder of the lock-up period. These restrictions will apply for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, UBS Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

INDEMNIFICATION AND CONTRIBUTION

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

NASDAQ NATIONAL MARKET QUOTATION

Our common stock is quoted on the Nasdaq National Market under the symbol “DNDN.”

PRICE STABILIZATION, SHORT POSITIONS, PASSIVE MARKET MAKING

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids;

Underwriting

➢	syndicate covering transactions; and

➢	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered shorts sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked shorts sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on the Nasdaq National Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

AFFILIATIONS

Certain underwriters and their affiliates have in the past provided and may from time to time provide other services to us, including investment banking and financial advisory services, for which they were and will be entitled to receive separate compensation.

Information incorporated by reference

The SEC allows us to “incorporate by reference” into this prospectus supplement the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in or omitted from this prospectus supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superceded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the offering is completed:

➢	Our Form 10-K/A for the fiscal year ended December 31, 2002, which was filed on April 28, 2003;

➢	Our definitive proxy statement/prospectus relating to our annual stockholders’ meeting, which was filed on June 25, 2003;

➢	Our Form 10-Q for the quarter ended March 31, 2003, which was filed on May 1, 2003, our Form 10-Q for the quarter ended June 30, 2003, which was filed on August 14, 2003, and our Form 10-Q for the quarter ended September 30, 2003, which was filed on November 14, 2003;

➢	Our Current Reports on Form 8-K which were filed on February 25, May 6, June 13, June 16, July 30, August 8, and November 12, 2003 and our Current Report on Form 8-K/A, which was filed on September 16, 2003;

➢	The description of our common stock set forth in our registration statement on Form 8-A, which was filed on May 22, 2000; and

➢	The description of our Series A junior participating preferred stock, as set forth in our Form 8-K, which was filed on September 25, 2002.

You may request, and we will provide to you, a copy of these filings at no cost, by writing or telephoning us at the following address:

Dendreon Corporation

3005 First Avenue

Seattle, Washington 98121

(206) 256-4545

Attention: Investor Relations

Legal matters

Stoel Rives LLP, Seattle, Washington, will pass upon the validity of the issuance of the common stock offered by this prospectus supplement. Dewey Ballantine LLP, New York, New York, is counsel for the underwriters in connection with this offering.

PROSPECTUS

$125,000,000

Common Stock

This prospectus and the accompanying prospectus supplement will allow us to sell common stock over time in one or more offerings up to a maximum aggregate initial offering price of $125,000,000. This means:

➢	we will provide this prospectus and a prospectus supplement each time we sell the common stock;

➢	the prospectus supplement will inform you about the specific terms of that offering and may also add, update or change information contained in this prospectus; and

➢	you should read this prospectus and the prospectus supplement carefully before you invest in our common stock.

The common stock may be sold directly by us to purchasers, to or through underwriters or dealers designated from time to time, or through agents designated from time to time. For additional information on the methods of sale, you should refer to “Plan of Distribution” in this prospectus and to the accompanying prospectus supplement. If any underwriters are involved in a sale of the common stock, their names and any applicable commissions or discounts will be set forth in a post-effective amendment to the registration statement of which this prospectus constitutes a part or a prospectus supplement. The net proceeds we expect to receive from the sale will also be set forth in a prospectus supplement.

Our common stock is quoted on the Nasdaq National Market under the symbol “DNDN.” On October 31, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $8.42 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE “FACTORS THAT COULD AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION” CONTAINED IN OUR QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2003, AND IN OUR FUTURE FILINGS MADE WITH THE SECURITIES AND EXCHANGE COMMISSION, WHICH ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

THIS PROSPECTUS MAY NOT BE USED TO SELL ANY OF THE COMMON STOCK UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 5, 2003.

You should rely only on the information contained or incorporated by reference into this prospectus and the accompanying prospectus supplement. We have not authorized anyone to provide you with different information. You must not rely upon any unauthorized information or representation. We are not making an offer of the shares of common stock to be sold by this prospectus and the prospectus supplement in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front cover of the prospectus or prospectus supplement or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

Dendreon®, the Dendreon logo, DACS®, Provenge®, Mylovenge™, Myezenium™, Neuvenge™, Neuzenium™, Prozenium™ and the Antigen Delivery Cassette™ are our trademarks. All other trademarks appearing or incorporated by reference into this prospectus or any related prospectus supplement are the property of their owners.

About this prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may sell common stock over time in one or more offerings up to a total dollar amount of $125,000,000. Each time we sell the common stock, we will provide a prospectus supplement that will contain more specific information about the terms of the offering. We also may add, update or change in the prospectus supplement, or in a post-effective amendment to the registration statement of which this prospectus constitutes a part, any of the information contained in this prospectus. This prospectus may not be used to sell any of the common stock unless accompanied by a prospectus supplement. You should carefully read this prospectus and the prospectus supplement, together with the documents to which we refer you under “Where You Can Find Additional Information” in this prospectus, before you invest in our common stock.

Forward-looking statements

Some of the statements contained in this prospectus and the accompanying prospectus supplement or incorporated by reference into this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and are subject to the safe harbor created by the Securities Litigation Reform Act of 1995. We have based these forward-looking statements largely on our expectations and projections about future events and financial trends affecting the financial condition and/or operating results of our business. Forward-looking statements involve risks and uncertainties. There are important factors that could cause actual results to be substantially different from the results expressed or implied by these forward-looking statements, including, among other things:

➢	our ability to complete and achieve positive results in clinical trials;

➢	our ability to develop safe and efficacious vaccines and other therapeutic products;

➢	our ability to comply with existing and future regulations affecting our business and obtain regulatory approvals for our products that are under development;

➢	our ability to commercialize our products that are under development;

➢	the extent to which the costs of any products that we are able to commercialize will be reimbursable by third-party payors;

➢	the extent to which any products that we are able to commercialize will be accepted by the market;

➢	our ability to protect our proprietary rights and operate our business without conflicting with the rights of others;

➢	the effect that any intellectual property litigation or product liability claims may have on our business and operating and financial performance;

➢	our expectations and estimates concerning our future operating and financial performance, ability to finance our business, and financing plans;

➢	our reliance on corporate collaborators for research and development, manufacturing, clinical trials management and other activities, and technology licenses;

➢	our dependence on single-source vendors for some of our components;

➢	the impact of competition and technological change on our business;

➢	our ability to recruit and retain key personnel;

➢	our ability to enter into future collaboration agreements;

➢	anticipated trends in our business; and

➢	other factors set forth under “Factors that Could Affect Our Results of Operations and Financial Condition” contained in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, and in our future filings made with the Securities and Exchange Commission, which are incorporated by reference in this prospectus, and any risk factors set forth in the accompanying prospectus supplement.

In addition, in this prospectus and the prospectus supplement and the documents incorporated by reference into this prospectus, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “plan,” “expect,” “potential,” “continue,” or “opportunity,” the negative of these words or similar expressions, as they relate to us, our business, future financial or operating performance or our management, are intended to identify forward-looking statements. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.

Our business

Dendreon Corporation is focused on the discovery and development of novel therapeutic products for the treatment of cancer. Our product pipeline includes therapeutic vaccines, monoclonal antibodies, small molecule and pro-drug product candidates. The product candidates most advanced in development are therapeutic vaccines designed to stimulate a patient’s immune system for the treatment of cancer. Provenge, our therapeutic vaccine for the treatment of prostate cancer, has advanced to Phase 3 clinical trials, the final stage of product development.

Our executive offices are located at 3005 First Avenue, Seattle, Washington, 98121, and our telephone number is (206) 256-4545. Our Internet web site address is www.dendreon.com. The contents of our web site are not part of this prospectus, and the reference to our web site does not constitute incorporation by reference into this prospectus of the information contained at that site.

Use of proceeds

Except as otherwise described in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of our common stock pursuant to this prospectus and the prospectus supplement to fund clinical trials, research, preclinical development and commercialization activities for our therapeutic vaccine products, monoclonal antibodies, pro-drugs, and small molecule products, increase our antigen-presenting cell processing capacity, satisfy third party obligations, and for general corporate purposes, including working capital. We also may use a portion of the net proceeds to acquire complementary technologies or products, although we currently have no agreements or commitments in this regard. We have not determined the amount of net proceeds from sales of our common stock pursuant to this prospectus and any prospectus supplement that we will use for each of these purposes.

Pending such uses, we may invest the net proceeds in short-term, investment-grade, interest-bearing securities or guaranteed obligations of the United States government or other securities.

We may not receive any proceeds from the sale of our common stock pursuant to this prospectus and the prospectus supplement where we issue shares as consideration for services performed or goods provided to us or in payment of outstanding indebtedness.

Plan of distribution

We may sell common stock pursuant to this prospectus and an accompanying prospectus supplement:

➢	directly to purchasers;

➢	to or through underwriters or dealers;

➢	through agents; or

➢	through a combination of such methods.

In the event that we offer the common stock directly to purchasers or to purchasers through agents, the shares sold may be sold at a single closing and at a single price or at multiple closings and at multiple prices. We expect that the price or prices for any shares sold in such circumstances will reflect our negotiations with prospective investors as part of a book-building process, the market price of our common stock, recent trends in the market price of our common stock, other factors considered material by the prospective investors, and, if applicable, consultation with any agent involved with the sale or sales.

Regardless of the method used to sell the common stock, we will provide this prospectus and an accompanying prospectus supplement that will disclose:

➢	the identity of any underwriters, dealers or agents that purchase or participate in the sales of the common stock;

➢	the material terms of the sale, including the number of shares sold, the purchase price for the shares, which may be at a discount from the last reported sale price of our common stock on the Nasdaq National Market prior to such sale, the amount and nature of the proceeds or other consideration we will receive, and any over-allotment option that any underwriters for the shares may have;

➢	the amount of any compensation, discounts, commissions or concessions to be received by or allowed or reallowed to the underwriters, dealers or agents;

➢	the terms of any indemnification provisions, including indemnification from liabilities under the federal securities laws; and

➢	the nature of any transaction by any underwriter, dealer or agent during the offering that is intended to stabilize or maintain the market price of our common stock.

We may engage in “at the market” offerings of our common stock, which are offerings into an existing trading market, at other than a fixed price, on or through the facilities of a national securities exchange or to or through a market maker otherwise than on an exchange. Any “at the market” offering in which we engage must be made through one or more underwriters, who we will identify in a post-effective amendment to this registration statement, acting as principal or as agent for us.

In addition to selling common stock to purchasers for cash, we may sell common stock to purchasers in consideration for promissory notes, services performed or goods provided to us or in satisfaction of outstanding indebtedness.

Legal matters

Stoel Rives LLP, Seattle, Washington, will pass on the validity of the common stock being offered hereby.

Experts

Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K/A for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference into this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The financial statements of Corvas International, Inc. as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference into this prospectus and elsewhere in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Where you can find additional information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in or omitted from this prospectus or any accompanying prospectus supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superceded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the offering is completed:

➢	Our Form 10-K/A for the fiscal year ended December 31, 2002, which was filed on April 28, 2003;

➢	Our definitive proxy statement/prospectus relating to our annual stockholders’ meeting, which was filed on June 25, 2003;

➢	Our Form 10-Q for the quarter ended March 31, 2003, which was filed on May 1, 2003, and our Form 10-Q for the quarter ended June 30, 2003, which was filed on August 14, 2003;

➢	Our Current Reports on Form 8-K which were filed on February 25, May 6, June 13, June 16, July 30, August 8, and our Current Report on Form 8-K/A, which was filed on September 16, 2003;

➢	The description of our common stock set forth in our registration statement on Form 8-A, which was filed on May 22, 2000; and

➢	The description of our Series A junior participating preferred stock, as set forth in our Form 8-K, which was filed on September 25, 2002.

You may request, and we will provide to you, a copy of these filings at no cost, by writing or telephoning us at the following address:

Dendreon Corporation

3005 First Avenue

Seattle, Washington 98121

(206) 256-4545

Attention: Investor Relations

We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the shares of common stock to be offered and sold by this prospectus and the accompanying prospectus supplement. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits to the registration statement. The registration statement, including the exhibits, can be read at the SEC web site or at the SEC offices referred to above. Any statement made in this prospectus or the prospectus supplement concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.